News Release

EMBRATEL SIGNS FINANCING PROGRAM

Rio de Janeiro, Brazil - February 27, 2003 - Embratel Participações S.A. (Embratel Participações or the "Company") (NYSE: EMT; BOVESPA: EBTP3, EBTP4), the Company that holds 98.8 percent of Empresa Brasileira de Telecomunicações S.A. ("Embratel"), today announced that Embratel has successfully concluded the extension of current maturities of long-term debt.

Embratel signed agreements with Brazilian and foreign banking institutions to roll over debt maturing in 2003 and the first half of 2004 for a period of two years. "The signing of this transaction demonstrates Embratel's financial strength during tight market conditions and commitment to be a leader in the telecommunications market" said Jorge Rodriguez, President of Embratel.

The extended maturities will ensure Embratel continues to invest in quality services and network to serve corporate, government and residential customers.

Under the agreement, creditors are given the choice to convert, at the original maturity date, foreign currency denominated loans into reais. Thus the proportion of reais denominated debt may increase in the future reducing Embratel's financial cost exposure to currency fluctuations. Interest on the real denominated rolled over debt will be CDI + 4 percent p.a.. The US dollar and yen debt will pay interest of Libor + 4 percent p.a.. These interest rates will only be applicable when the debt is actually rolled over (at the original maturity date). Therefore, the impact of the new interest rates on the overall cost of debt will occur over time, depending whether creditors choose to convert to reais. Embratel has retained the ability to make early payments from excess cash flow or new debt as market conditions improve.

Embratel is the premier communications provider in Brazil offering a wide array of advanced communications services over its own state of the art network. It is the leading provider of data and Internet services in the country and is uniquely positioned to be the country's only true national local service provider for the corporate market. Service offerings: include advanced voice, high-speed data communication services, Internet, satellite data communications, corporate networks and local voice services for corporate clients. Embratel is uniquely positioned to be the all-distance telecommunications network of South America. The Company's network is has countrywide coverage with 28,868 km of fiber cables comprising 1,068,657 km of optic fibers.

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Note: Except for the historical information contained herein, this news release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including financial, regulatory environment and trend projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with any possible acquisitions and the integration thereof, risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Silvia M.R. Pereira

Investor Relations

tel: (55 21) 2121-9662

fax: (55 21) 2121-6388

 email: silvia.pereira@ embratel.com.br or invest@embratel.com.br